SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Resolute Energy Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

76116A306

(CUSIP Number of Class of Securities)

Michael Kelly, Esq.

Monarch Alternative Capital LP

535 Madison Avenue

New York, NY 10022

Telephone: (212) 554-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Mark Cognetti, Esq.

Michael Brandt, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

February 8, 2018

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 76116A306	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,193,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,193,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,193,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75%
14	TYPE OF REPORTING PERSON PN, IA

SCHEDULE 13D

CUSIP No. 76116A306	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,193,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,193,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,193,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75%
14	TYPE OF REPORTING PERSON PN, HC

SCHEDULE 13D

CUSIP No. 76116A306	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,193,400
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,193,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,193,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75%
14	TYPE OF REPORTING PERSON OO, HC

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed with respect to the common stock par value $0.0001 per share (“Common Stock”), of Resolute Energy Corporation (the “Issuer”), to amend the Schedule 13D filed on January 26, 2018 (the “Original 13D” and, as amended by this Amendment No. 1, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original 13D.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended to include the following:

Following discussions with the Issuer after its receipt of the January Letter, the Reporting Persons continue to believe that changes to the Board are necessary to maximize stockholder value. As a result, on February 8, 2018, an affiliate of the Reporting Persons delivered a nomination notice (the “Nomination Notice”) to the Issuer which is attached as Exhibit 99.3 to this Schedule 13D, nominating three highly qualified individuals, Patrick Bartels, Joseph Citarrella and Samuel Langford (collectively, the “Nominees”), for election to the Board at the Issuer’s 2018 annual meeting of stockholders (the “Annual Meeting”).

The Reporting Persons believe that the Nominees have the qualifications, experience and skill sets that will make them valuable additions to the Board.

The Reporting Persons have engaged, and may continue to engage, in discussions with the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

The Nomination Notice also includes a notice to the Issuer that the Reporting Persons intend to submit, for a stockholder vote at the Annual Meeting, a resolution that would repeal any provision of the Bylaws of the Issuer in effect at the time of the Annual Meeting that was not included in the Bylaws of the Issuer in effect as of February 8, 2018 and as publicly filed with the Securities and Exchange Commission (the “SEC”) prior to February 8, 2018.

Item 5.	Interests in Securities of the Issuer

Item 5(a)-(c) of this Schedule 13D is hereby amended and restated to read as follows:

(a) Each of MAC, MDRA GP and Monarch GP indirectly beneficially own 2,193,400 shares of Common Stock. Such shares represent 9.75% of the 22,503,907 common shares outstanding as of October 31, 2017, according to the Form 10-Q filed by the Issuer with the SEC on November 6, 2017. None of the individual Funds beneficially own a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b) MAC, MDRA GP and Monarch GP share voting and dispositive power over 2,193,400 shares of Common Stock with each applicable Fund directly holding such shares, except for 100 of such shares, which the Funds hold indirectly through affiliated entities.

(c) Schedule I hereto sets forth all transactions with respect to the Common Stock effected by the Reporting Persons since the date of the Original 13D. All such transactions were effected in the open market, and per share prices include any commissions paid in connection with such transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to include the following:

On February 6, 2018, Monarch Energy Holdings LLC, an affiliate of the Reporting Persons (“MEH”), entered into a Nomination Agreement with Samuel Langford (the “Nomination Agreement”). Pursuant to such agreement, MEH has agreed to indemnify Mr. Langford for certain potential claims in connection with his standing as a candidate for election to the Board. MEH has also agreed to reimburse Mr. Langford for reasonable and documented out-of-pocket travel and related expenses, subject to a certain cap, incurred by Mr. Langford in connection with his service as a Nominee. The foregoing description of the Nomination Agreement is not complete and is qualified in its entirety by reference to the Nomination Agreement attached as Exhibit 99.4 to this Schedule 13D, which is incorporated herein by reference.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended to add the following exhibits:

99.3	Nomination Notice, dated as of February 8, 2018

99.4	Nomination Agreement, dated as of February 6, 2018, between MEH and Samuel Langford

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2018	MONARCH ALTERNATIVE CAPITAL LP
By: MDRA GP LP, its General Partner

By: Monarch GP LLC, its General Partner

	By:	/s/ Christopher Santana
	Name:	Christopher Santana
	Title:	Member

Dated: February 9, 2018	MDRA GP LP
By: Monarch GP LLC, its General Partner

	By:	/s/ Christopher Santana
	Name:	Christopher Santana
	Title:	Member

Dated: February 9, 2018	MONARCH GP LLC

	By:	/s/ Christopher Santana
	Name:	Christopher Santana
	Title:	Member

SCHEDULE I

Reporting Person	Trade Date	Shares Purchased (Sold)	Price
Monarch Alternative Capital LP	2/7/2018	120,000	$34.20